GLOBAL PARI-MUTUEL SERVICES, INC.



August 21, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Attention:  Ms. Lisa Sellars, Division of Corporation Finance

Re:  SEC letter dated August 5, 2009
     Global Pari-Mutuel Services, Inc.
     Form 10-K for the year ended December 31, 2008 Filed April 1, 2009 Form 10-Q for the quarter ended March 31, 2009
     Filed May 6, 2009
     File No. 0-32509

Dear Ms. Sellars.


Following please find our responses to your inquiries in your letter dated August 5, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008
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Management's Discussion on Analysis or Plan of Operations, page 14
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1, In accordance with Item 303 of Regulation S-K we will ensure that our narrative analysis of results of operations includes discussions that explain the causes for changes in significant components of revenues and expenses.

Item 9A (T) Controls and Procedures, page 16
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2. In future filings we will provide disclosures as required by Rules 13a-15(e)
and 15d-15(e) of the Exchange Act of 1934.

Consolidated Statement of Operations, page F-3
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3. On the date of acquisition, October 23, 2007 of Royal Turf Club, Inc. of St.
Kitts ("RTCK") did not own any significant assets. Previously the Company had a contract with RTCK which called for the Company to pay royalties of up to $640,000 to RTCK. This acquisition of RTCK effectively cancelled the Company's liability to pay a then third party, RTCK $640,000. At the date of acquisition the Company effectively assumed the royalty agreement liability and the fair value of the agreement was determined to be $640,000 the maximum amount payable under the royalty agreement. The liability for this royalty agreement was expensed upon acquisition because the contract was cancelled in effect. The market value of the 1,000,000 shares issued at the date of acquisition was $650,000, although there were only small amounts of shares traded. Given the above the acquisition was valued at $640,000.

Since there was no business acquired the provisions of FAS 141 do not apply. The accounting authoritative literature governing this transaction would be FAS 123(R) Accounting for Stock Based Compensation. There was no future commitment by RTCK thus the shares had been earned and should be expensed on issuance. Also, the value of the contract ($640,000) was consistent with the value of the commons stock on the date of issuance ($650,000).


Note 3 - Notes Payable & /Related Party Advances, page F-10
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4. In accordance with SFAS 84, the Company charged $546,993 to expense for the
"conversion incentive" or "sweetener" which was the market value of the 437,593 shares issued as an incentive to convert the notes payable to common stock of the Company. The market value at the date of conversion was $1.25 per share.

Note 6 - Agreement with Global Financial Solutions Holdings, Ltd, page F-15
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5. Although Global Pari-Mutuel Services, Inc. only owns 50% of the outstanding common stock of RTCA, we have deemed it appropriate to consolidate RTCA since Global Pari-Mutuel Services exercises full control over the subsidiary RTCA. Global Pari-Mutuel exercises significant influence over the operating and financial policies of RTCA by:

     a.   Holding 100% of the representation of the Board of Directors of RTCA.
     b.   Establishing all policies and procedures for RTCA
     c. Providing all technology needed and the development of that technology for ongoing operations of RTCA, and
     d.   Controlling day to day operations of RTCA.

Given the above the consolidation of the financial results of RTCA is appropriate as Defined in ARBG 51 and APB 18.

RTCA is not a variable interest entity as defined by paragraph 5 of FIN 46(R).


Exhibits 31.1 and 31.2
----------------------

6. In accordance with Item 601(b)(31) of Regulation S-K, we will include language in our future filings that is exactly as it appears in this regulation.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
-----------------------------------------------------

General
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7. We will apply all SEC comments on our annual financial statements in the
SEC's letter of August 5, 2009 to our interim financial statements, as applicable.

Financial Statements, page 1
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8. Beginning with our filing for the fiscal quarter ended June 30, 2009, will ensure that we fully comply with the requirements of SFAS 160, including providing the disclosures required by paragraph 38 of ARB 51, as amended by SFAS 160.


In connection with our responses above to the SEC letter dated August 5, 2009:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely

/s/ James A. Egide
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James A. Egide
CEO